

June 14, 2010

Ms. Wendy Wildmen
President and Chief Executive Officer
Mascot Ventures Inc.
1802 North Carson Street, Suite 212
Carson City, NV 89701

> **Re:** **Mascot Ventures Inc.**
> **Registration Statement on Form S-1, Amendment No. 3**
> **Filed June 2, 2010**
> **File No. 333-164845**

Dear Ms. Wildmen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Registration Statement on Form S-1, Amendment No. 3

General

1.   Please monitor the need to update your financial statements and related disclosure, in accordance with Rule 3-12 of Regulation S-X.

Exhibits 23.1, 23.2 and 23.3

2.   Please amend your filing to include updated consents from your legal counsel, accountants and geological consultant, to comply with Item 601(B)(23) of Regulation S-K.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donald Delaney at (202) 551-3863 or Christopher White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director